                               ORMAT FUNDING CORP.
                                 980 GREG STREET
                              SPARKS, NEVADA 89431

                                                               December 23, 2004

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C.  20549

         Ormat Funding Corp. and Co-Registrants -- Offer to Exchange All
         Outstanding Unregistered 8 1/4% Senior Secured Notes
         due 2020 for 8 1/4% Senior Secured Notes due 2020 to be registered under the Securities Act of 1933
         -----------------------------------------------------------------------

Ladies and Gentlemen:

                  On February 13, 2004, Ormat Funding Corp. ("Ormat Funding" or
the "Registrant") completed a private offering of $190,000,000 of unregistered 8
1/4% Senior Secured Notes due 2020 (the "Private Notes"). In connection with that offering, Ormat Funding entered into a registration rights agreement with the initial purchaser of the Private Notes in which it agreed, among other things, to complete an exchange offer (the "Exchange Offer") of the Private
Notes for 8 1/4% Senior Secured Notes due 2020 (the "Exchange Notes" and
together with the Private Notes, the "Notes") to be registered under the
Securities Act of 1933, as amended with substantially similar terms within 330 days of the consummation of the offering of the Private Notes. The Notes are fully and unconditionally guaranteed (the "Guarantees") by Brady Power Partners,
OrMammoth Inc., ORNI 1 LLC, ORNI 2 LLC, ORNI 7 LLC, Steamboat Geothermal LLC and
Steamboat Development Corp., all of which are wholly owned subsidiaries of Ormat
Funding, which subsidiaries are co-registrants (the "Co-Registrants" and together with Ormat Funding, the "Registrants") on the Form S-4 referred to below.

                  In connection with the Exchange Notes and the Guarantees to be offered in the Exchange Offer being made by the Registrants pursuant to the prospectus contained in the Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the "Commission") and the related letter of transmittal, this letter will confirm the following:

              (1) The Registrants are registering the Exchange Notes and the
Guarantees to be offered in the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i)
Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989); (ii)
Morgan Stanley & Co., Incorporated, SEC No-Action

                                      -2-
                                                               December 23, 2004

Letter (June 5, 1991) and (iii) Shearman & Sterling, SEC No-Action Letter (July
2, 1993) (collectively the "No-Action Letters").

              (2) The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer in exchange for the Private Notes and, to the best of the
Registrants' information and belief, each person participating in the Exchange
Offer is acquiring the Exchange Notes in the ordinary course of its business, is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the
Exchange Notes to be received in the Exchange Offer, is not an "affiliate" of the Registrants within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act") and is not a broker dealer who purchased such
Private Notes to be exchanged for Exchange Notes directly from the Registrants to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act. In this regard, the Registrants will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The
Registrants acknowledge that such a secondary resale for the purpose of distributing the Exchange Notes must be covered by an effective registration statement containing the selling security holder information required by Item
507 or 598, as applicable, of Regulation S-K.

                  (3) Only a broker-dealer that acquired the Private Notes for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer; provided, that the broker-dealer (i) will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such
Private Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the
Securities Act in connection with any resale of the Exchange Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities
Act.

              The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the

                                      -3-
                                                               December 23, 2004

exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

                               Sincerely,

                               ORMAT FUNDING CORP.

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                               ORNI 1 LLC

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                               ORNI 2 LLC

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                                      -4-
                                                               December 23, 2004

                               ORNI 7 LLC

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                               ORMAMMOTH INC.

                               By: /s/ Yehudit Bronicki
                                   --------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                               STEAMBOAT GEOTHERMAL LLC

                               By: ORNI 7 LLC
                               Its: Sole Member and Manager

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   --------------------------------------
                                Name:  Yehudit Bronicki
                                Title: President

                                      -5-
                                                               December 23, 2004

                               STEAMBOAT DEVELOPMENT CORP.

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------------
                                   Name:  Yehudit Bronicki
                                   Title: President

                               BRADY POWER PARTNERS

                               By: ORNI 1 LLC
                               Its: General Partner

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------------
                                   Name:  Yehudit Bronicki
                                   Title:    President

                               By: ORNI 2 LLC
                               Its: General Partner

                               By: ORMAT FUNDING CORP.
                               Its: Sole Member and Manager

                               By: /s/ Yehudit Bronicki
                                   ---------------------------------------------
                                   Name:  Yehudit Bronicki
                                   Title:     President